

February 25, 2014

Via E-mail
K. Joel Berry
Chief Executive Officer
GEI Global Energy Corp.
6060 Covered Wagons Trail
Flint, Michigan 48532

      Re: **GEI Global Energy Corp.**
                   Form 8-K
                   Filed February 3, 2014
                   File No. 333-171572

Dear Mr. Berry:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Steve Lo

                                 Steve Lo
                                 Staff Accountant